UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”) amends the Current Report on Form 6-K of Autozi Internet Technology (Global) Ltd. (the “Company” or the “Registrant,”) originally filed with the Securities and Exchange Commission on April 21, 2026 (the “Original 6-K”). This Amendment No.1 is being filed to correct the spelling of a newly elected director of the Company. The spelling of Mr. Haiyn Si in the Original 6-K was incorrect. The correct spelling is Hanyun Si. Other than the foregoing correction, no other items of the Original 6-K are being amended and this Amendment No. 1 does not reflect any events occurring after the filing of the Original 6-K.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board

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